VIKASA SPAC SERIES I ACQUISITION CORP.
6608 N. Western Ave, #466
Nichols Hills, OK 73116

January 23, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Victor Rivera Melendez

Re:	VIKASA SPAC Series I Acquisition Corp. Request to Withdraw Registration Statement on Form S-1 File No. 333-263713

Dear Mr. Rivera Melendez:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), VIKASA SPAC Series I Acquisition Corp., a Cayman Islands exempted company (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1 together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on March 18, 2022.

The Registration Statement has not been declared effective by the Commission, and no securities were sold or will be sold under the Registration Statement. The Company is seeking withdrawal of the Registration Statement because it is not currently pursuing a public offering of securities. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

We would be grateful if you could please send copies of the written order granting withdrawal of the Registration Statement to Ajit Kumar, Chief Executive Officer, VIKASA SPAC Series I Acquisition Corp., at the above-mentioned address, with a copy to Julian J. Seiguer, P.C., Kirkland & Ellis LLP, 609 Main Street, Suite 4700, Houston, Texas 77002.

Please do not hesitate to contact Julian J. Seiguer at (713) 836-3334 if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

VIKASA SPAC SERIES I ACQUISITION CORP.

By:	/s/ Ajit Kumar
Name:	Ajit Kumar
Title:	Chief Executive Officer

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